

Mail Stop 4631

March 17, 2010

<u>Via U.S. mail and facsimile</u>

Mr. Jeffrey C. Ackerman
Chief Financial Officer
Sealy Corporation
Sealy Drive, One Office Parkway
Trinity, North Carolina 27370

> RE: Form 10-K for the year ended November 29, 2009
> Form 10-Q for the period ended August 30, 2009
> File No. 1-8738

Dear Mr. Ackerman:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED NOVEMBER 29, 2009</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Business, page 1

2. Please include disclosure pursuant to Item 101(e)(4) of Regulation S-K that you will make available amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act.

MD&A

Liquidity and Capital Resources

Debt Covenants, page 43

3. It appears that you are required to meet a minimum fixed charge coverage ratio, leverage ratio and interest ratio in accordance with the terms of your Senior Notes, Convertible Notes, 2014 Notes and the ABL Revolver agreements. Non-compliance with the covenants contained in the ABL Revolver agreement could result in the requirement to immediately repay all amounts outstanding under this facility, while non-compliance with the ratios contained in the indenture governing the Senior Notes, Convertible Notes and 2014 Notes would prevent you from being able to incur additional indebtedness. We have the following comments in this regard:
    - We note your presentation of a reconciliation of net income to EBITDA and EBITDA to Adjusted EBITDA. Given your disclosure that EBITDA and Adjusted EBITDA do not purport to be alternatives to net income as a measure of performance, it is unclear as to the appropriateness of presenting this reconciliation. We note, however, that Adjusted EBITDA is a material component of certain of your debt covenants. In the context of disclosing and discussing any material debt covenants, we note that the calculation of EBITDA and Adjusted EBITDA may be necessary in the context of discussing and presenting certain material debt covenants. See our additional bullet below; and
    - Please disclose the specific terms of any material debt covenants with any required ratios. It should be clear how each of the required ratios is being calculated. Please also disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants. Please show us in your supplemental response what the revisions will look like.

Financial Statements

General

4. Your disclosures on page 17 indicate that there are restricted net assets of consolidated subsidiaries which may not be transferred to the parent. In this regard, please tell us what consideration you gave as to whether to present the information

required by Rules 5-04 and 12-04 of Regulation S-X. Please also tell us what
consideration you gave to the disclosure requirements of Rule 4-08(e)(3) of
Regulation S-X.

Consolidated Statements of Cash Flow, page 56

5. Your disclosures on page 61 indicate that changes in overdrafts, which represent
checks issued in excess of funds on deposit, are included in cash flows from
operations rather than cash flows from financing activities. Please help us understand
how you determined this classification was appropriate in accordance with ASC 230-
10-45.

6. Your adjustments to reconcile net income to cash provided by operating activities
include line items described as loss on termination of interest rate swap and payment
to terminate interest rate swaps. Please help us understand why the payment to
terminate the interest rate swaps would represent a reconciling item as well as how
you arrived at the loss on termination amount. Refer to ASC 230-10-45-28.

Note 2. Restatement of Previous Periods, page 69

7. During the year-end financial close process of fiscal 2009, you discovered an error
related to the depreciation of assets acquired and to the deferred income tax liabilities
recorded on these assets. You evaluated the effects of these errors on prior periods'
consolidated financial statements, individually and in the aggregate and concluded
that no prior period is materially misstated. Given that the restatement resulted in an
increase in net loss and net loss per common share of approximately 33% for the year
ended November 30, 2008, please help us understand how you determined that these
errors were not material. Please provide us with your materiality analysis pursuant to
SAB Topics 1:M and 1:N. Please also address the following in regards to these
errors:
    * Please tell us what consideration you gave as to whether an Item 4.02 Form 8-K
      should be filed;
    * Please tell us what impact these errors had on your previous conclusions
      regarding the effectiveness of your disclosure controls and procedures and
      internal control over financial reporting;
    * Please tell us what consideration was given as to whether the auditor's report
      should include an explanatory paragraph which refers to the correction of an
      error; and
    * Please tell us how you determined that the appropriate columns on your financial
      statements should not be clearly identified and labeled as restated.

<u>Note 9. Long Term Obligations</u>
<u>Convertible PIK Notes and Related Rights, page 83</u>

8. Please help us better understand how you accounted for the convertible PIK notes and related rights by addressing the following:
   • Please clarify how many rights were issued as well as how you determined they should be accounted for in additional paid-in capital; and
   • Please tell us how you accounted for the issuance of the convertible notes in July 2009, including what consideration you gave as to whether a beneficial conversion feature existed upon issuance. In this regard, we note that the initial conversion price was $1. Refer to ASC 470-20-25 and 30.

<u>Note 23. Earnings Per Share, page 108</u>

9. Your disclosures on page 75 states that restricted shares have the same rights associated with your outstanding common shares. In this regard, please clarify in your disclosure whether the restricted shares and restricted share units participate in dividends with common shares. If so, please disclose what consideration you gave to ASC 260-10-45 and 55 in determining whether these restricted shares and restricted shares units represent participating securities and correspondingly whether you should use the two-class method of computing earnings per share. Please show us in your supplemental response what the revisions will look like.

<u>Disclosure Controls and Procedures, page 120</u>

10. We note your statement that "Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives." Please state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238

<u>Item 15. Exhibits and Financial Statement Schedules, page 126</u>

11. We note that you have not filed on EDGAR all of the exhibits and/or schedules to your agreements filed as exhibits 10.19 and 10.37 to the Form 10-K. Please advise or file with your next periodic report or with a current report on Form 8-K complete copies of these agreements that include all of the exhibits and schedules. See Item 601(b)(10) of Regulation S-K.

FORM 10-Q FOR THE PERIOD ENDED AUGUST 30, 2009

Certifications, Exhibits 31.1 and 31.2

12. We note that your certifications do not conform to the requirements of Item 601(b)(31)(i). Please file the certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K and refrain from: (i) replacing the word "registrant" with "Corporation" throughout the certification, (ii) omitting "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d), (iii) omiting "(or persons performing the equivalent functions)" in paragraph 5 and (iv) replacing the word "control" with "controls" in paragraph 5(b).

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her

absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief